UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Netlist, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-33170	95-4812784
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

111 Academy, Suite 100

Irvine, California 92617
(Address of principal executive offices) (Zip code)

Chun K. Hong

President and Chief Executive Officer

(949) 435-0025

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Netlist, Inc.’s Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 hereto and is publicly available at investors.netlist.com/websites/netlist/English/3200/us-sec-filings.html.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report of Netlist, Inc. as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Netlist, Inc.

By:	/s/ Gail Sasaki	Date: May 28, 2026
Gail Sasaki
Executive Vice President and Chief Financial Officer

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